UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Gubelstrasse 24

6300 Zug, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan

On November 25, 2015, Luxoft Holding, Inc (“we” or the “Company”) distributed to its shareholders a proposed shareholders resolution to approve an amendment to  the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the “2014 Plan”), which was adopted by the Board of Directors of the Company (the “Board”) on November 10, 2015, subject to shareholder approval. If approved by the requisite vote of our shareholders, the 2014 Plan will provide that the total number of Class A ordinary shares no par value in the capital of the Company that may be issued under the 2014 Plan, in the aggregate will be the sum of (a) 2,452,000 Class A shares with no par of the Company (the “Shares”)  plus (b) on January 1 of each calendar year during the term of the 2014 Plan subsequent to its adoption a number of shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 2% of the total number of Shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 1,000,000 shares.  The Board may, in its discretion, reduce the number of shares that may be issued pursuant to Awards (as defined in the Amended Plan) under the 2014 Plan, at any time, provided that such reduction does not hinder issuance of shares in respect of then outstanding Awards.

A copy of the proposed written resolutions of the shareholders is furnished as Exhibit 99.1 herewith. A copy of the 2014 Plan is furnished as Exhibit 99.2 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: November 25, 2015	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Proposed written resolutions of the shareholders
99.2	Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan